

November 6, 2012

Via Facsimile
Thomas E. Powell
Senior Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

      Re: Teleflex Incorporated
             Form 10-K for the year ended December 31, 2011
             Filed February 24, 2012
             File No. 001-05353

Dear Mr. Powell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kevin L. Vaughn

                        Kevin L. Vaughn
                        Accounting Branch Chief